Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

September 23, 2021

Re:	RoyaltyTraders LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed September 14, 2021

File No. 024-11532

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated September 23, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Amendment 3 to Offering Statement on Form 1-A

Plan of Distribution and Selling Securityholders

After the Auction, page 16

1.	Please clarify in the filing that there is no obligation for an investor who indicated interest as part of the auction process to invest in the Royalty Share Units or even respond to the company.

The Company has amended its disclosure throughout to clarify for investors that participation in the auction, or “winning” the auction does not create any obligation to invest or respond to company solicitations.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. We would appreciate prompt review of this amendment filing. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC